SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 1-5256

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

VF 401K SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

V.F. Corporation

105 Corporate Center Boulevard

Greensboro, North Carolina 27408

VF 401K SAVINGS PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VF 401K Savings Plan

Date: June 8, 2018	By:	/s/ Omorlie Harris
Vice President – Treasurer
VF Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants

VF 401K Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the VF 401K Savings Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2017 and 2016, and the changes in its net assets for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

We have served as the Plan’s auditor since 2015.

Auburn Hills, Michigan

June 8, 2018

VF 401K SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2017	2016
ASSETS
Participant-directed investments at fair value
Mutual funds	$83,253,297	$85,114,444
Collective investment trusts	742,399,932	622,917,796
Self-directed brokerage accounts	28,346,889	23,500,260
Separately managed fixed income fund	27,467,250	33,014,625
VF Corporation Common Stock fund	162,367,513	136,901,953

Total participant-directed investments at fair value	1,043,834,881	901,449,078

Notes receivable from participants	16,672,918	18,872,162

Net assets available for benefits	$1,060,507,799	$920,321,240

The accompanying notes are an integral part of these financial statements.

VF 401K SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2017
Additions to net assets
Investment income (loss)
Interest and dividends	$6,258,810
Net realized and unrealized gains on investments	167,583,270

Net investment income	173,842,080

Interest income on notes receivable from participants	651,491

Contributions
Participant contributions	49,492,213
VF Corporation contributions	31,436,868

Total contributions	80,929,081

Total additions	255,422,652

Deductions from net assets
Benefits paid to participants	(113,166,001)
Administrative expenses	(2,070,092)

Total deductions	(115,236,093)

Net increase in net assets	140,186,559
Net assets available for benefits:
Beginning of year	920,321,240

End of year	$1,060,507,799

The accompanying notes are an integral part of these financial statements.

VF 401K SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note A - Description of the Plan

The following description of the VF 401K Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, which is sponsored by VF Corporation (“VF” or the “Company”), is a defined contribution plan under Section 401(k) of the Internal Revenue Code (“IRC”) covering substantially all U.S. employees of VF and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan Administrator is the VF Retirement Plans Committee.

Effective January 2, 2018, the Williamson-Dickie Manufacturing Company Employee Profit Sharing and Retirement Plan was merged into the Plan. As a result of the merger, the net assets available for benefits totaling $55,529,258 and related participant accounts were transferred into the Plan.

Contributions

Eligible employees may elect to contribute between 1% and 50% of their pre-tax annual compensation, as defined in the Plan, subject to certain IRC limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan utilizes a safe harbor design under Internal Revenue Service (“IRS”) 401(k) plan regulations in which employee pre-tax and employer matching contributions are not subject to discrimination testing. The Company matches 100% on the first 6% of compensation that a participant contributes to the Plan. Effective January 1, 2018, the Plan was amended to include an eligible automatic enrollment contribution arrangement.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and investment funds’ earnings, and is charged with the allocation of administrative expenses, investment funds’ losses, and withdrawals including benefit payments. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Dividends

Participants invested in the VF Corporation Common Stock fund may elect to receive a cash distribution rather than reinvesting dividends within the participant account.

Vesting

Participants immediately vest in their contributions, and in the Company’s matching contributions, plus actual earnings thereon. Participants vest ratably by month in the Company’s contributions made prior to 2015, plus actual earnings thereon, and are fully vested after 5 years of service or normal retirement, disability or death.

Investment Options

Fidelity Management Trust Company (“Fidelity”) currently serves as trustee for all Plan investments. Participants may direct the investment of their contributions and the Company’s matching contributions into one or more formal investment options offered by the Plan, including various mutual funds, collective investment trusts, a separately managed fixed income fund, and the VF Corporation Common Stock fund, or into various other mutual funds and exchange-traded funds available through a self-directed brokerage account. If a participant does not direct the investment of contributions, they will be invested in the age-appropriate target date fund. Participants may change their deferral percentage and investment direction at any time.

Payment of Benefits

Participants may withdraw the vested value of their accounts upon retirement, disability, death or termination of employment. Participants may elect to receive distributions in a lump sum or installments, or accounts may be rolled over into another IRS-approved tax deferral account.

The Plan provides for i) mandatory distribution of account balances less than $5,000 following termination of employment; ii) the automatic rollover to an Individual Retirement Account (“IRA”) of any mandatory distributions exceeding $1,000 but equal to or less than $5,000 for which the participant does not elect a direct rollover to an IRA or another qualified plan; and iii) a direct payment to the participant of any mandatory distributions less than $1,000. Subject to certain limitations for assets previously transferred from the Blue Bell Pension Plan, hardship withdrawals are permitted on demonstration of financial hardship, and all fully vested balances are available for distribution after the participant reaches the age of 59  1/2.

Forfeitures

Forfeitures can be used to pay plan expenses, make corrections, and effective March 2017, to fund safe harbor matching contributions. Unused forfeitures at December 31, 2017 and 2016 totaled approximately $3,307,000 and $3,310,000, respectively. During 2017, forfeitures of approximately $710,000 were used to pay plan expenses.

Notes Receivable from Participants

Participants may borrow the lesser of $50,000 or 50% of their vested account balance. They may borrow only from their employee contribution and rollover account balances. They may not borrow from matching or retirement contribution account balances. Notes receivable are collateralized by the participant’s account balance. Effective January 1, 2017, participants are charged interest at the Reuters prime rate plus 1% on the first day of the month in which the loan is processed. Participants must repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. Payments are made through payroll deductions. At termination of employment, a participant may elect to continue paying their outstanding loan directly through Fidelity.

Note B - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments as of December 31, 2017 and 2016 are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note F for discussion of fair value measurements. Purchases and sales of securities, including gains and losses thereon, are recorded on the trade date. Dividends are recorded on the ex-dividend date, and interest is recorded as earned on the accrual basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits paid to participants are recorded upon distribution.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or VF, as provided by the Plan document. VF did not pay expenses on behalf of the Plan during the year ended December 31, 2017. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions (notes receivable from participants and distributions) are charged directly to the participant’s account.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.

Note C - Tax Status

The IRS has determined and informed the Company by a letter dated May 31, 2017, that the Plan was designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, the Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Plan management believes it is no longer subject to income tax examinations for years prior to 2014.

Note D - Risks and Uncertainties

The Plan provides for investment in mutual funds and collective investment trusts that in turn invest in equity, fixed income, or other securities. The Plan also provides for investment in VF Corporation Common Stock, self-directed brokerage accounts and a separately managed fixed income fund. Investments are exposed to various risks, such as market, interest rate and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note E - Exempt Party-in-Interest Transactions

Certain plan investments are managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid directly to Fidelity for administrative services were approximately $1,042,000 for the year ended December 31, 2017.

The Plan also invests in the common stock of the Company and, therefore, transactions in these securities also qualify as exempt party-in-interest transactions.

Note F - Fair Value Measurements

Accounting standards provide a three-level hierarchy that prioritizes inputs to valuation techniques used to measure and report financial assets and financial liabilities at fair value. The hierarchy is based on the observability and objectivity of pricing inputs, as follows:

•	Level 1 – Quoted prices for identical assets or liabilities in active markets accessible by the Plan.

•	Level 2 – Significant directly observable data (other than Level 1 quoted prices) or significant indirectly observable data through corroboration with observable market data. Inputs would normally be (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in inactive markets, (iii) inputs other than quoted prices that are observable for the asset or liability, or (iv) information derived from or corroborated by observable market data.

•	Level 3 – Significant unobservable inputs, therefore requiring an entity to develop its own assumptions.

Financial assets and financial liabilities are classified within the hierarchy based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for the underlying assets of the Plan measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Mutual funds – These funds are valued at the closing price reported in the active market in which the securities are traded.

Collective investment trusts – These funds are valued at the net asset value (“NAV”) per share of the individual collective trusts included in each respective fund, which is based on the fair value of the underlying net assets.

Self-directed brokerage accounts – These accounts may include mutual funds, common stock and exchange-traded funds, all of which are valued at the closing price reported in the active market in which the securities are traded.

Separately managed fixed income fund – This fund invests in U.S. Treasury and government agency securities and short-term investments. U.S. Treasury securities are valued at the closing price reported in the active market in which the securities are traded. Other U.S. government and related agency securities are valued at the closing price reported in the active market in which the securities are traded or based on yields currently available on comparable securities of issuers with similar credit ratings. The short-term investments are valued at fair value based on their outstanding balances.

VF Corporation Common Stock fund – This fund is a unitized fund which invests in VF Corporation Common Stock and short-term investments. The Common Stock is valued at the closing price reported in the active market in which the security is traded. The short-term investments are valued at fair value based on their outstanding balances.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the underlying investments in the Plan as of December 31, 2017:

	Total Investments	Fair Value Measurements
		Level 1	Level 2	Level 3
Investments at fair value
Mutual funds	$83,253,297	$83,253,297	$—	$—
Self-directed brokerage accounts	28,346,889	28,346,889	—	—
Separately managed fixed income fund	27,467,250	—	27,467,250	—
VF Corporation Common Stock fund	162,367,513	161,659,068	708,445	—

Total Plan investments in the fair value hierarchy	$301,434,949	$273,259,254	$28,175,695	$—

Investments measured at net asset value
Collective investment trusts (a)	742,399,932

Total Plan investments	$1,043,834,881

(a)	Participant transactions (purchases and sales) may occur daily. Redemptions for common collective trusts are permitted with no other restrictions or notice periods and there are no unfunded commitments.

At December 31, 2017, the Plan held 2,184,582 shares of VF Corporation Common Stock, with a fair value of $161,659,068 and a cost basis of $28,054,927.

The following table sets forth the underlying investments in the Plan as of December 31, 2016:

	Total Investments	Fair Value Measurements
		Level 1	Level 2	Level 3
Investments at fair value
Mutual funds	$85,114,444	$85,114,444	$—	$—
Self-directed brokerage accounts	23,500,260	23,500,260	—	—
Separately managed fixed income fund	33,014,625	—	33,014,625	—
VF Corporation Common Stock fund	136,901,953	135,862,230	1,039,723	—

Total Plan investments in the fair value hierarchy	$278,531,282	$244,476,934	$34,054,348	$—

Investments measured at net asset value
Collective investment trusts (a)	622,917,796

Total Plan investments	$901,449,078

(a)	Participant transactions (purchases and sales) may occur daily. Redemptions for common collective trusts are permitted with no other restrictions or notice periods and there are no unfunded commitments.

At December 31, 2016, the Plan held 2,546,621 shares of VF Corporation Common Stock, with a fair value of $135,862,230 and a cost basis of $30,263,755.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the end of the reporting period.

Note G - Plan Termination

Although it has not expressed any intention to do so, VF has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants become 100 percent vested in their accounts.

VF 401K Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

Employer Identification Number: 23-1180120

Plan Number: 002

December 31, 2017

(a) (b)	(c)	(e)
Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Mutual funds:
PIMCO	PIMCO Total Return Fund Institutional Class	$36,315,671
Vanguard	Vanguard Federal Money Market Fund	46,937,626

		$83,253,297

	Collective investment trusts:
Blackrock	Blackrock U.S. Equity Index Fund	173,319,905
Blackrock	Blackrock Russell 2500 Index Fund	67,560,837
Blackrock	Blackrock MSCI ACWI ex-US IMI Index Fund	59,082,003
Blackrock	Blackrock Strategic Completion Fund	7,619,374
JP Morgan	JP Morgan Blend Income Fund C	24,705,134
JP Morgan	JP Morgan Retirement 2020 Fund	64,339,709
JP Morgan	JP Morgan Retirement 2025 Fund	62,981,253
JP Morgan	JP Morgan Retirement 2030 Fund	82,023,064
JP Morgan	JP Morgan Retirement 2035 Fund	58,710,356
JP Morgan	JP Morgan Retirement 2040 Fund	70,543,438
JP Morgan	JP Morgan Retirement 2045 Fund	36,854,017
JP Morgan	JP Morgan Retirement 2050 Fund	26,067,133
JP Morgan	JP Morgan Retirement 2055 Fund	8,393,308
JP Morgan	JP Morgan Retirement 2060 Fund	200,401

		$742,399,932

	Self-directed brokerage:
*Fidelity National Financial Services	Self-directed brokerage account investment	$28,346,889

	Separately managed fixed income account:
Reams	VF Corp Pro-Capp Fixed Income Fund	$27,467,250

	Cash and equivalents:
*Fidelity National Financial Services	FMTC Institutional Cash Portfolio	$708,445

	Common stock:
*VF Corporation	VF Corporation Common Stock	$161,659,068

	Participant loans:
Participants	Participant loans - rates 3.25% - 5.25%	$16,672,918

		$1,060,507,799

*	Party-in-Interest to the Plan
(d)	Cost is omitted in accordance with Department of Labor 29 CFR 2520.103-10, as investments are participant directed